SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                    NEW RYANAIR ROUTE BETWEEN UK AND FINLAND
                     LONDON-STANSTED - TAMPERE FOR GBP29.99

Ryanair, Europe's No.1 low fares airlines, today (Tuesday, 16 September 2003) announced a new daily route DIRECT between London-Stansted and Tampere, Finland with fares starting from GBP29.99 including taxes. This is the airline's 133rd route across Europe.

Announcing details of the new route, Lotta Lindquist, Ryanair's Sales Manager for Scandinavia said: "Ryanair's low fares arrived in Finland with the opening of our Stockholm-Tampere route in April 2003.

"To date, over 5m passengers have taken advantage of Ryanair's low fares in Scandinavia and we expect to carry 80,000 passengers annually on this new route. This will be a huge boost to local tourism and will create many new jobs in the region.

                     Ryanair Passengers Save 95%

   FINNAIR 1               Ryanair Low Fare  2              Saving

   GBP570.90                    GBP29.99                      95%


Tax inclusive fares as quoted on September 15, 2003.

1. London Heathrow to Tampere via Helsinki. 2. London-Stansted Direct to Tampere

"The route starts on October 30 and passengers can expect to save over 95% on the fares charged by High Fare airlines like Finnair. Better yet, Ryanair is No. 1 for punctuality and offers has a direct route to Tampere from London, so passengers will get to London quicker than anyone else."

Timetable Information

Flight     From                  Depart       Arrive           Days
FR 2194    London-Stansted        15:15        20:15          1234567
FR 2195    Tampere                20:40        21:50          1234567



Ends                          16th September 2003



For further information:  John Rowley             Pauline McAlester
                          Ryanair                 Murray Consultants
                          Tel: + 353 1 812 1271   Tel: + 353 1 4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 16 September 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director